

September 19, 2011

<u>Via E-mail</u>
Brett A. Hurt
Founder, Chief Executive Officer and President
Bazaarvoice, Inc.
3900 N Capital of Texas Highway, Suite 300
Austin, Texas 78746-3211

> **Re: Bazaarvoice, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 26, 2011**
> **File No. 333-176506**

Dear Mr. Hurt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

2.   Please provide supplemental support for your factual assertions by providing us with
        highlighted copies of any study or report that you cite or on which you rely. Clearly
        mark the supplemental materials to highlight the specific information you believe
        supports the statement referenced. Also please confirm that you did not commission the
        third party industry reports and studies cited in the registration statement and that you did
        not compensate the party for these reports or studies. To the extent the cited reports were
        commissioned, please provide an analysis as to why a consent is not required by Rule
        436.

Prospectus Summary, page 1

3.   We note your disclosure on page 2 that in April 2011 you served "7.9 billion impressions,
        or instances of online word of mouth delivered to end users' web browsers." Please
        further clarify what you mean by "impressions" so that an investor who is unfamiliar with
        your industry can understand what you mean. For example, please clarify whether an
        impression is counted each time a single customer views a website which uses one of
        your services.

We may be subject to claims…, page 21

4.   Please revise to provide a more detailed discussion of any material claims that you
        misappropriated intellectual property rights.

We may not be able to utilize…, page 26

5.   Please confirm that you have been advised by your tax counsel that the IPO will not
        trigger an "ownership change."

Management's Discussion and Analysis of Financial Condition and Result of Operations

Overview, page 41

6.   We note your disclosure on page 42 that you have been capital efficient despite incurring
        accumulated net losses of $40.8 million. Please clarify how management assesses the
        company's "capital efficiency."

Key Components of Our Consolidated Statements of Operations, page 45

7.   We note your disclosure on page 17 that a majority of your revenue has been derived
        from sales of our Ratings & Reviews solution. Please expand your MD&A disclosure to
        describe the percentage of revenue which was derived from your Ratings & Reviews
        solution for the covered periods.

8.   Please discuss any material pricing trends.

Liquidity and Capital Resources, pages 55 – 57

9.   Please quantify for us the amount of cash and cash equivalents held overseas.   To the extent this amount represents a material portion of your cash and cash equivalents, please revise your discussion of liquidity to disaggregate between domestic and foreign.

Results of Operations, pages 47 - 52

10.   We note that one of the key drivers of the increase across the board in terms of expenses is the expansion of the company as a whole through the hiring of additional employees. For each expense line item please expand your discussion to quantify the increase in headcount within the departments associated with each line item.

Contractual Obligations and Commitments, page 57

11.   We note that you have listed contractual obligations related to your office leases. Please tell us why your contractual commitment related to your data center is not included in the table. If your table already includes this commitment, please revise to clarify.

Capitalized Software, page 69

12.   Please tell us how you determined that software you develop qualifies as internal-use software under ASC 350-40-05. In this regard, we note your disclosure on page 58 that your client does not have the right to take possession of the software supporting the application service at any time. Please tell us how you determined that the client does not have the right to use the software.

Foreign Currency Risk, page 70

13.   We note your disclosure on page 71 that in fiscal year 2011, 24.9% of your revenue came from outside of the United States. Please clarify within this section whether the invoicing for your international clients has been largely denoted in U.S. dollars.

Our Clients, page 79

14.   Please confirm that the clients cited are representative of your full client list.

15.   We note your disclosure that no single client accounted for more than 10% of your revenue in fiscal year 2011. Please tell us whether any particular industry group accounts for a significant portion of your revenue. If so, please disclosure the percentage of your revenue which is covered by that industry.

Executive Officers and Directors, page 85

16.   Please expand the biographical information for Mr. Collins to provide his principal occupation(s) for the period from December 2007 through May 2009.

Annual Performance-Based Cash Compensation, page 98

17.   Please revise your disclosure on page 99 to state how you calculated annual service fee retention. See Instruction 5 to Item 402(b) of Regulation S-K.

18.   We note that you exercised your discretion to advance up to 40% of compensation for Messrs. Hurt, Collins and Barksdale and Ms. Brunner. Please revise to provide the reasons for this accelerated payout. See Item 402(b)(2)(iv) of Regulation S-K.

Financial Statements and Notes, page F-1

General

19.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Recent Sales of Unregistered Securities, page II-1

20.   Please provide an analysis as to how you complied with Rule 701(d)(2) with respect to sales made between November 2008 through October 2009 and December 2009 through November 2010.

Exhibits

21.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Jonathan Wiggins at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Paul R. Tobias
       Wilson Sonsini Goodrich & Rosati, Professional Corporation
       Via E-mail